As filed with the Securities and Exchange Commission on
                  May 13th, 2005 Commission File No. 000-33195
     ----------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                XINHUA CHINA LTD.
                                -----------------

Nevada                   5192                  88-0437644           98416Y 107
-------                  ----                  ----------           ----------
(State or other          (Primary Standard     (I.R.S. Employer     CUSIP Number
jurisdiction of          Industrial            Identification
incorporation or         Classification        Number)
organization) Number)

                           B 26F Oriental Kenzo, No.48
                        Dongzhimenwai, Dongcheng District
                           Beijing, P.R. China 100027
                           ---------------------------
                               (executive office)


(Check one):   [_] Form 10-KSB  [_] Form 20-K  [X] Form 10-QSB  [_] Form N-SAR

          For Period Ended: March 31, 2005

               [_]  Transition Report on Form 10-KSB
               [_]  Transition Report on Form 20-K
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-QSB
               [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:


PART I -- REGISTRANT INFORMATION
--------------------------------

Xinhua China Ltd.
B 26F Oriental Kenzo, No.48 Dongzhimenwai
Dongcheng District, Beijing,
P.R. China 100027


PART II -- RULES 12b-25(b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form NSAR, or portion
[x] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
---------------------

     This quarterly report has been delayed due to the complexity of aggregating and integrating financial data from China operations, as this is the first quarter for which such computations have been done within the new corporate structure. Management represents that the Form 10-QSB will be filed by no later than the 5th day following the date on which the Form 10-QSB was originally due.


PART IV -- OTHER INFORMATION
----------------------------

The name and telephone number of person to contact in regard to this notification is:

Reg Handford (Secretary/Treasurer)          (604)                 681-3864
--------------------------------------------------------------------------------
Name                                      Area Code           Telephone Number

(1) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports:
                                                                [X] Yes   [_] No

(2) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

     "If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made."

     The financial reports reflect a new direction of business for the company and require review and elucidation from Beijing, and thus it is best to determine these initial results with accuracy in preference to dispatch.




                                Xinhua China Ltd.
  ----------------------------------------------------------------------------
                   Name of Registrant as Specified in Charter

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May 13, 2005                         By  /s/ Reg Handford
                                              --------------------------------
                                              Reg Handford
                                              Secretary, Treasurer
                                              and a Director